

Mail Stop 4628

November 22, 2016

Michael L. Peterson
Chief Executive Officer
PEDEVCO Corp.
4125 Blackhawk Plaza Circle, Suite 201
Danville, CA 94506

> **Re:** **PEDEVCO Corp.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2016**
> **File No. 333-214415**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Sales Agreement Prospectus

Plan of Distribution, page S-19

1. The sales agreement prospectus references the offering of "up to $2,000,000" of common stock and your Explanatory Note in the forepart provides that the $2,000,000 of common stock is included in the $100,000,000 of securities that may be offered under the registration statement. With regards to your sales agreement prospectus, the disclosure here and on the cover page states that sales may be made "in sales deemed to be 'at the market offerings' as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the NYSE MKT, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or

otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law." Please tell us whether sales made to or through a market maker or sales made in privately-negotiated transactions satisfy the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources